EXHIBIT C

Agreement Between Purchaser and Invitrogen Required by 13d-1(k)(1)(iii)

Exhibit Required by Item 7 of Schedule 13D

AGREEMENT

The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, including such reports made by or as part of a Tender Offer Statement on Schedule TO, may be filed in a single statement on behalf of all such persons, and further, each such person designates John D. Thompson as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated: December 2, 2002

Invitrogen Corporation

By:	/s/ C. Eric Winzer

Name:	C. Eric Winzer

Title:	Chief Financial Officer

Babcock, Inc.

By:	/s/ John D. Thompson

Name:	John D. Thompson

Title:	President and Chief Executive Officer